EXHIBIT 99.8

Press Release

Total announces the second 2019 interim dividend of €0.66/share, an increase of 3.1% compared to 2018

Paris, July 25, 2019 - The Board of Directors, at the meeting held on July 24, 2019 declared the distribution of the second 2019 interim dividend at an amount of €0.66/share, an increase of 3.1% from the interim and final dividends paid in 2018, in accordance with the shareholder return policy for 2018-2020. This interim dividend, stable compared to the first 2019 interim dividend, will be detached and paid according to the following timetable:

	Shareholders	ADS holders

Ex-dividend date	January 6, 2020	January 2, 2020

Payment date	January 8, 2020	January 28, 2020

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

* * * * *

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investors Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms "Total", "Total Group" and "Group" are sometimes used for convenience. Likewise, the words "we", "us" and "our" may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.

1